
March 24, 2014

Via E-mail
Ms. Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, SC 29601

> **Re:** **Delta Apparel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 29, 2013**
> **File No. 001-15583**

Dear Ms. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1. We note you operate your business in two distinct segments: branded and basics. In future filings, please expand your discussions to include an analysis of your operating results along the lines of reportable segments so that investors can better understand the performance of your businesses. Please ensure to include the discussion of segment operations for each period presented to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

2. Please also discuss, and quantify if practicable, the effect of direct-to-consumer and e-commerce wholesale activity on total revenues. Please provide us with a draft of the proposed disclosures to be included in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 2-. Summary of Significant Accounting Policies

(p) Cost of Goods Sold, page F-10

3. In future filings, please revise your footnote disclosure to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please relabel the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Tia Jenkins at 202-551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining